EXHIBIT 12.1

AGL Resources Inc.

Statement Setting Forth Ratio of Earnings to Fixed Charges

(Dollars in millions)

	9 months	Calendar	3 months	For the fiscal years ended September 30,
	9/30/2003	2002	12/31/2001	2001	2000	1999	1998
Earnings as defined
Add:
Pretax income from continuing operations, before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees
Income before income tax	$165.2	$161.0	$38.5	$138.8	$108.3	$113.5	$119.4
(Income) loss from equity investees	(30.1)	(27.2)	(5.2)	(13.6)	(17.6)	19.9	(1.5)

Pretax income as defined	135.1	133.8	33.3	125.2	90.7	133.4	117.9

Fixed charges (see “B” below)	63.3	95.1	25.4	104.8	63.7	62.6	64.1
Distributed income of equity investees	7.5	27.0	—	12.2	—	—	—

Earnings as defined (A)	$205.9	$255.9	$58.7	$242.2	$154.4	$196.0	$182.0

Combined fixed charges as defined
Interest on long-term debt	$53.3	$76.9	$20.9	$67.9	$52.8	$55.8	$56.4
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness	4.9	11.5	3.3	31.0	6.9	4.0	5.1
Estimated interest component of rentals	5.1	6.7	1.2	5.9	4.0	2.8	2.6

Total fixed charges (B)	$63.3	$95.1	$25.4	$104.8	$63.7	$62.6	$64.1

Ratio of earnings to fixed charges (A)/(B)	3.25	2.69	2.31	2.31	2.42	3.13	2.84